

11020211

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
MAR 0 1 2011
WASH. D.C. 200 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 37498

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/10___ AND ENDING___12/31/10___

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FRANKLIN CAPITAL, INC.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5263 CRESTHAVEN BLVD, VILLA H

(No. and Street)

WEST PALM BEACH	FL	33415
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD HANDLOSER   (561) 420-7869

                                                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC

(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

   ☑ Certified Public Accountant

   ☐ Public Accountant

   ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __RONALD HANDLOSER_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__FRANKLIN CAPITAL, INC._____ , as

of __DECEMBER 31_____ , 20 _10___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____   Signature

PRESIDENT
_____
                                          Title

MILANKA MISKOVIC
Notary Public - Michigan
Wayne County
My Commission Expires Feb 8, 2015
Acting in the County of _Wayne_

_____
            Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FRANKLIN CAPITAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010

BRACE & ASSOCIATES, PLLC
Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17   LONDONDERRY, NH 03053   TEL. (603) 889-4243
                                                                         FAX (603) 882-7371

Independent Auditor's Report

To the Board of Directors of
Franklin Capital, Inc.
West Palm Beach, Florida

I have audited the accompanying statement of financial condition of Franklin Capital, Inc., (the Company) as of December 31, 2010 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Franklin Capital, Inc. as of December 31, 2010, and the results of its operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 22, 2011

FRANKLIN CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash	$ 16,381
Total Assets	$ 16,381

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Loan from shareholder	$ 11
Total liabilities	11
SHAREHOLDERS' EQUITY:	
Common stock, no par value, 50,000 shares authorized, 10,000 issued and outstanding	10,000
Retained earnings (deficit)	6,370
Total shareholders' equity	16,370
Total liabilites and shareholders' equity	$ 16,381

The accompanying notes are an integral part of these financial statements.

FRANKLIN CAPITAL, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:	$	2,682
Commissions		
Interest and dividends		-
Total revenue	$	2,682
Expenses:	$	1,005
Regulatory and filing fees		720
Communications and occupancy		9,584
Other operating expenses		
Total expenses	$	11,309
Net income (loss) before taxes	$	(8,627)
Income tax expense (benefit)		-
Net income (loss)	$	(8,627)

The accompanying notes are an integral part of these financial statements.

FRANKLIN CAPITAL, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Retained Earnings	Total
Balance at January 1, 2010	$ 10,000	$ 34,997	$ 44,997
Dividends paid		(20,000)	(20,000)
Net income (loss)		(8,627)	(8,627)
Balance at December 31, 2010	$ 10,000	$ 6,370	$ 16,370

The accompanying notes are an integral part of these financial statements.

FRANKLIN CAPITAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:	
Net income (loss)	$ (8,627)
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in prepaid expenses	905
	-
Total adjustments	905
Net cash used by operating activities	(7,722)
Cash flows from investing activities:	
None	-
Cash flows from financing activities	
Dividends paid	(20,000)
Net decrease in cash	(27,722)
Cash at beginning of the year	44,103
Cash at end of the year	$ 16,381
Supplemental cash flow disclosures:	
Interest payments	$ -
Income tax payments	$ -

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Money market accounts are not considered to be cash equivalents

The accompanying notes are an integral part of these financial statements.

FRANKLIN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was organized as a Michigan corporation on February 13, 1987, for the purpose of doing business as a broker-dealer in securities, and provider of financial services.

Revenue and Expenses

Commission revenue and related expenses are recognized on the accrual basis using the settlement date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events through February 22, 2011, the date which the financial statements were available to be issued.

FRANKLIN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2010

NOTE 2- INCOME TAXES

Net income for the year ended December 31, 2010, as reported in the accompanying financial statements, is reconciled with ordinary income as reported on the Company's federal corporation income tax return as follows:

Net loss before taxes per financial statements	$ (8,627)
Add: Nondeductible expenses	(0)
Less: Non taxable income	(0)
Total federal taxable loss per tax return	$ (8,627)

The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of January 1, 2010. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits as of December 31, 2010.

NOTE 3- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $16,370 at December 31, 2010, which exceeded required net capital of $5,000 by $11,370. The Ratio of aggregate indebtedness to net capital at December 31, 2010, was 0.07%.

FRANKLIN CAPITAL, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2010

SCHEDULE I

FRANKLIN CAPITAL, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2010

AGGREGATE INDEBTEDNESS:		
Accounts payable, accrued expenses, and other liabilities	$	11
TOTAL AGGREGATE INDEBTEDNESS	$	11
NET CAPITAL:		
Common stock	$	10,000
Retained earnings (deficit)		6,370
		16,370
ADJUSTMENTS TO NET CAPITAL:		
Haircuts		-
Net capital, as defined	$	16,370
MINIMUM NET CAPITAL REQUIREMENT		5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$	11,370
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPTIAL		0.07%

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

FRANKLIN CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3 Of THE SECURITIES EXCHANGE ACT Of 1934

DECEMBER 31, 2010

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

SCHEDULE III

FRANKLIN CAPITAL, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2010

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17

LONDONDERRY, NH 03053

TEL. (603) 889-4243

FAX (603) 882-7371

Independent Auditor's Report on Internal
Control Structure Required by SEC Rule 17a-5

Board of Directors
Franklin Capital, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Franklin Capital, Inc. (the Company), for the year ended December 31, 2010, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles general accepted in the United States of America. Rule

17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, The Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 22, 2011

BRACE & ASSOCIATES, PLLC
Certified Public Accountant